Exhibit 99.1

Cazoo Announces Fourth Quarter 2022 Preliminary Financial Results and Revised 2023 Plan

Strong end to FY22 with revised FY23 plan aimed at rapidly

improving unit economics and extending cash runway

●	Strong UK Retail unit sales of ~17,750 in Q4, up 100%+ YoY as consumers continue to shift online

●	Q4 UK Revenues of ~£315m and ~£1,245m for FY22 despite significant macroeconomic headwinds

●	Continued UK Retail GPU improvement in Q4 to ~£600, as efficiencies gained across the business

●	Balance sheet remains strong with over £250m of cash & cash equivalents on hand at end FY 2022

●	New FY23 plan focused on improved unit economics and lower retail volume of 40,000-50,000 units

●	Plan anticipates advancement towards profitability goal without need to raise capital in next 18-24m

London and New York, January 18, 2023 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or the “Company”), the UK’s leading online car retailer, which makes buying and selling a car as simple as ordering any other product online, has announced its preliminary financial results for the three months ended December 31, 2022.

Alex Chesterman OBE, Founder & CEO of Cazoo, commented, “I am pleased with our progress in Q4 despite the challenging economic backdrop. We had another strong quarter of UK retail unit sales, up over 100% YoY, and we have now sold well over 100,000 cars entirely online in the UK in just 3 years since our launch.

“We remain, however, extremely mindful of the current economic environment and believe the right course of action for 2023 is to focus on further improving our unit economics, reducing our fixed cost base and maximising our cash runway. During 2022 we have proven our ability to buy and sell cars at scale. Our new 2023 plan, which includes more modest top line ambitions, ensures that we continue to improve our unit economics, reduces our fixed costs and conserves cash as we make continued progress towards our goal of reaching profitability, without the need to raise further funding over the next 18-24 months.

“Whilst 2022 was a challenging year in many respects, our continued strong growth, notable improvement in unit economics during each quarter and market-leading consumer feedback gives us strong confidence in the long-term opportunity for Cazoo. We also remain on track and on budget with our withdrawal plan from the EU, having disposed of our Italian and Spanish businesses and largely wound down our French and German operations in Q4 2022.

Fourth Quarter 2022 Preliminary Financial and Strategic highlights1

●	Strong growth in UK Revenue to approximately £315 million in Q4 and £1,245m in FY 2022

○	UK Retail revenue up strongly year on year as consumers continue to embrace our proposition

○	UK Wholesale revenue down year on year as we sell more inventory through our retail channel

[1]	As a result of the decision made during Q3 2022 to withdraw from its EU operations the Company will report its European segment as discontinued operations in the FY 2022 results.

●	UK Retail units sold of around ~17,750 in Q4 and ~65,000 in FY 2022

○	Strong sales despite challenging economic backdrop demonstrates strength of offering

○	Now sold well over 100,000 cars entirely online in the UK in just 3 years since launch

●	Continued optimisation of business and operations as part of progress towards goal of reaching profitability

○	Strong UK Retail GPU of ~£600 in Q4 with continuous improvement every quarter during 2022

○	Over 50% of retail units sold in the period sourced directly from consumers

●	Withdrawal from EU markets on track and in line with budget

○	Disposed of our Italian and Spanish businesses, resulting in exits ahead of budget

○	French and German operations largely wound down with exception of subscription operations

●	Cash, cash equivalents and self-funded vehicles of over £325m at the end of 2022

○	Balance sheet remains strong with £250m+ of cash and cash equivalents on hand at end FY 2022

○	Self-funded vehicles of £75m+, including ~£50m of subscription inventory to be realised during 2023

Revised 2023 Plan

Over the past 12 months we have demonstrated our ability to buy and sell cars at significant scale and consolidated our resources on the UK market. Our positive momentum has continued into 2023, and so far in January we have seen solid unit sales and record finance and ancillary attachment rates. However, in the current economic environment we believe the right course of action for 2023 is to focus on further improving our unit economics, reducing our fixed cost base and maximising our cash runway.

Our revised FY 2023 plan, approved by the Board of Directors, aims to rapidly improve the unit economics of the business. To enable these improvements, we are resetting our 2023 top line ambitions to 40,000-50,000 UK retail units, allowing us to focus on higher margin and faster moving inventory and to rationalise our operational footprint. Following this reset, we expect Retail unit sales to return to growth in FY 2024 and beyond. In line with the lower unit expectations for 2023 and the current economic climate, we will be making our operational and logistics networks more efficient through the closure of certain of our vehicle preparation centre and customer centre facilities and making further headcount reductions. This plan is in the process of being finalised and we will provide more detailed information at the time of our FY 2022 results.

Importantly, this plan is expected to deliver a significant reduction in our cash consumption and continued progress towards our goal of reaching profitability, without the need to raise further external funding over the next 18-24 months. We expect to end 2023 with over £100m of cash and cash equivalents on our balance sheet.

The UK used car market is the largest in Europe, worth over £100bn annually. Digital penetration remains materially below almost all other retail sectors and we believe that our market leading platform, brand, team and infrastructure position us well to realise our ambition of achieving a 5% or greater share of the UK used car market over time.

Changes to Management and Board of Directors

Effective from the start of April, the roles of Executive Chairman and Chief Executive Officer will be split with Alex Chesterman continuing in the role of full time Executive Chairman and Paul Whitehead, currently Chief Operating Officer, taking on the role of Chief Executive Officer. The splitting of these roles, which is customary, will allow Alex to focus on the strategic direction of the Company and Paul to focus on the day-to-day operations of the business and unit economics improvements.

Effective from close of business on January 31, 2023, David Hobbs will step down from the Board of Directors. Mary Reilly will join the Board as a Class I director effective February 1, 2023, to serve for the remainder of the full term of a Class I director. Effective February 1, 2023, Mary will be appointed as a member of the Nominating and Corporate Governance Committee and the Audit Committee and will be appointed as Chair of the Audit Committee following completion of the 2022 audit. Mary is currently a Board member and Audit Chair of companies including MITIE Plc, Essentra Plc and Mar Holdco Sarl. She is also a non-executive director at Gemfields plc. Previously Mary was a non-executive Director and Audit Chair at several companies including Travelzoo Inc, Ferrexpo Plc, Cape Plc and a main Board Director of the Department of Transport.

Share Consolidation Plan

The Board has approved plans to undertake a share consolidation exercise in order to reduce the number of shares outstanding and bring the Company’s share price back into compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Listed Company Manual that require listed companies to maintain an average closing share price of at least $1.00 over a consecutive 30 trading-day period. The Company will be providing more information to shareholders in the near future.

Conference Call

Cazoo will host a conference call today, January 18, 2023, at 8 a.m. ET. Investors and analysts interested in participating in the call are invited to dial 1-877-704-6255, or for international callers, 1-215-268-9947. A webcast of the call will also be available on the investor relations page of the Company’s website at https://investors.cazoo.co.uk

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE and is a publicly traded company (NYSE: CZOO).

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the winddown of operations in mainland Europe, the revised 2023 plan, and other cost-saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) reaching and maintaining profitability in the future; (4) global inflation and cost increases for labor, fuel, materials and services; (5) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (6) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (7) availability of credit for vehicle and other financing and the affordability of interest rates; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) achieving our long-term growth goals; (13) acquiring and integrating other companies; (14) acquiring and protecting intellectual property; (15) attracting, training and retaining key personnel; (16) complying with laws and regulations applicable to Cazoo’s business; (17) successfully deploying the proceeds from the Business Combination and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on June 9, 2022 and September 8, 2022 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Cautionary Statement

The financial results for three months and full year ended December 31, 2022, presented in this announcement are preliminary and unaudited. Our actual results may differ from these preliminary and unaudited results due to the completion of our financial closing procedures, final adjustments, external auditor review of the financial data and other developments that may arise between the date of this press release and the time that financial results for the three months and full year ended December 31, 2022, are finalized. Our actual results for the three months and full year ended December 31, 2022, may differ materially from the preliminary and unaudited results disclosed herein (including as a result of year-end closing and audit procedures and review adjustments) and are not necessarily indicative of the results to be expected for any future period. Accordingly, you should not place undue reliance upon this information. Preliminary financial results are subject to risks and uncertainties, many of which are not within our control. The preliminary and unaudited results included herein have been prepared by, and are the responsibility of, our management. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this information. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

Contacts

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

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